

June 3, 2015

Via E-mail
Ben Chang
Chief Executive Officer
Rich Pharmaceuticals, Inc.
9595 Wilshire Blvd, Suite 900
Beverly Hills, California 90212

> **Re:** **Rich Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 21, 2015**
> **File No. 333-204358**

Dear Mr. Chang:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1. We note that Rich Pharmaceuticals, Inc. is a Nevada corporation and that your legal opinion advises "that [you] are licensed to practice law in the States of California, Minnesota and the District of Columbia." As such, this appears to be an inappropriate qualification as to counsel's expertise with respect to Nevada corporate law. Please remove such language from the legal opinion and refile it as an exhibit to your registration statement. Please make clear in the revised legal opinion that you are opining as to Nevada law. For further guidance, please refer to Section II.B.3.b of the Division of Corporation Finance Staff Legal Bulletin No. 19.

2. We note the exclusive list of documents considered in rendering your legal opinion. Please revise your legal opinion to confirm that, in addition to the list, you have

examined such other documents as you have deemed necessary in order to render the legal opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Christina De Rosa at (202) 551-3577, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Assistant Director
Jeffrey P. Riedler

cc: <u>Via E-mail</u>
       Steven J. Davis, Esq.
       Steven James Davis, A Professional Corporation
       1042 N. El Camino Real, B261
       Encinitas, California 92024